February 25, 2016	News Release 16-04
SILVER STANDARD REPORTS FOURTH QUARTER AND YEAR-END 2015 RESULTS
VANCOUVER, B.C. - Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) reports consolidated financial results for the fourth quarter and year ended December 31, 2015.

Paul Benson, President and CEO said, “This was a quarter and a year of records for Silver Standard. Marigold exceeded our improved production and cash cost guidance and produced over 207,000 ounces of gold, a record in the mine’s 28-year history. Pirquitas also performed at the top end of guidance, driving total production to over 350,000 gold equivalent ounces at cash costs 11% lower than in 2014. We continued to invest in our future and generated significant exploration success at Marigold while also advancing our option to earn into the Chinchillas project, a potential satellite deposit for Pirquitas. At Marigold, despite using more conservative price assumptions we increased Mineral Resources and Mineral Reserve additions largely replaced depletion. Today we are also announcing an expansion to the size of the haul fleet at Marigold which increases our production and lowers our cash cost guidance at Marigold for 2016.”

“In addition to breaking records and investing in the future, we have importantly continued to add cash to the balance sheet. We ended the year in a strong position with $212 million in cash and $88 million in marketable securities. Thus, we enter 2016 with our mines performing at record levels, a strong balance sheet and a capable team, positioning us well to pursue new growth opportunities.”

Fourth Quarter and Full-Year 2015 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪	Increased our cash position: Generated cash from operations of $74.1 million during 2015 and increased our cash position to $211.9 million, an improvement of $27.2 million.

▪	Record annual production: Produced 207,006 ounces of gold at Marigold in 2015, exceeding our increased gold production guidance, and 10.3 million ounces of silver at Pirquitas.

▪
Strong fourth quarter production: Produced 61,461 ounces of gold at Marigold, a 49% increase from the third quarter, and 2.6 million ounces of silver at Pirquitas, the second highest production quarter of 2015.

▪
Annual cash costs below guidance at Marigold: Reported 2015 cash costs of $692 per payable ounce of gold sold, lower than our cash costs guidance range. Fourth quarter cash costs were $727 per payable ounce of gold sold. Reported 2015 all-in sustaining costs of $895 per payable ounce of gold sold.

▪
Annual cash costs at low end of guidance at Pirquitas: Reported 2015 cash costs and all-in sustaining costs of $10.68 and $12.44 per payable ounce of silver sold, respectively. Fourth quarter cash costs were $10.96 per payable ounce of silver sold.

▪
Improved Marigold 2016 guidance: Increased gold production guidance to between 200,000 ounces and 210,000 ounces and reduced cash costs guidance to between $690 to $740 per payable ounce of gold sold due to the addition of three haul trucks.

▪
Mineral Resource growth at Marigold: Continued exploration success added 680,000 gold ounces of Indicated Mineral Resources, comprised of 350,000 gold ounces from the HideOut and 8 South areas, 250,000 gold ounces from the Assay Program and 80,000 gold ounces from the Basalt pit. Added 300,000 gold ounces of Inferred Mineral Resources from the Valmy property.

▪
Pursuing opportunity to extend operating life of the Pirquitas mine: Signed an agreement with Golden Arrow Resources Corporation to explore and evaluate the Chinchillas project, approximately 30 kilometers from the Pirquitas mine.

▪
Impairments impacted net loss: Adjusted income before tax of $2.1 million in 2015. Recorded impairments related to Pirquitas, including non-cash, pre-tax adjustments to stockpile and warehouse inventory to its net realizable value and severance provision, of $32.3 million, included in cost of sales, and assets impairment of an additional $48.4 million included in net loss. Reported net loss of $124.3 million in 2015.

Marigold Mine, U.S.

	Three months ended				Total
Operating data	Dec 31, 2015	Sept 30, 2015	Jun 30, 2015	Mar 31, 2015	2015	2014 (1)
Total material mined (kt)	18,560	18,425	19,051	18,556	74,592	55,596
Waste removed (kt)	13,788	11,242	14,163	14,861	54,054	44,394
Total ore stacked (kt)	4,772	7,183	4,888	3,695	20,538	11,202
Strip ratio	2.9	1.6	2.9	4.0	2.6	4.0
Mining cost ($/t mined)	1.54	1.65	1.48	1.57	1.56	1.64
Gold stacked grade (g/t)	0.48	0.43	0.33	0.59	0.45	0.60
Processing cost ($/t processed)	0.86	0.66	0.79	1.09	0.81	1.08
Gold recovery (%)	69.9	69.7	67.6	74.7	70.6	73.0
General and admin costs ($/t processed)	0.47	0.41	0.56	0.71	0.51	0.73

Gold produced (oz)	61,461	41,262	48,685	55,598	207,006	129,615
Gold sold (oz)	62,827	39,525	48,121	55,865	206,338	128,983

Realized gold price ($/oz) (2)	1,084	1,110	1,205	1,210	1,151	1,234

Cash costs ($/oz) (2)	727	719	717	612	692	838
AISC ($/oz) (2)	799	998	870	953	895	1,187

Financial data ($000s)
Revenue	67,936	43,836	57,958	67,566	237,296	158,929
Income from mine operations	7,902	7,288	15,395	26,954	57,539	38,836
Capital investments	3,641	8,931	5,255	4,768	22,595	11,157
Capitalized deferred stripping	—	—	—	12,543	12,543	28,882
Exploration expenditures (3)	731	1,944	1,978	1,551	6,204	4,478

(1)
Data presented in this column is for the period April 1 to December 31, 2014, the period for which we were entitled to all economic benefits of the Marigold mine under the purchase and sale agreement dated February 3, 2014 entered into with subsidiaries of Goldcorp Inc. and Barrick Gold Corporation.

(2)
We report the non-GAAP financial measure of cash costs per payable ounce of gold sold, realized gold prices and all-in sustaining costs ("AISC") to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please see “Non-GAAP Financial Measures” in section 13 of our management's discussion and analysis of the financial position and results of operations for the year ended December 31, 2015 (“MD&A”).

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

We produced 61,461 gold ounces in the fourth quarter of 2015, 49% higher than the third quarter production of 41,262 ounces, as higher grade ore tonnes were sourced from the deeper benches of the Mackay pit during the third and fourth quarters of 2015.

A total of 18.6 million tonnes of material were mined in the fourth quarter of 2015, compared to 18.4 million tonnes mined in the third quarter. During the quarter, approximately 4.8 million tonnes of ore were delivered to the heap leach pads at a gold grade of 0.48 g/t, containing approximately 51,100 recoverable ounces of gold. This compares to 7.2 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.43 g/t in the third quarter of 2015, containing approximately 70,000 recoverable ounces of gold. Grade mined in the fourth quarter was 11.6% higher than the third quarter. Stripping of the next Mackay pit phase increased in the fourth quarter, leading to an increased strip ratio.

Gold production for 2015 totaled 207,006 ounces, a record for the Marigold mine since it began operating in 1988, exceeding the higher end of our increased annual production guidance range.

Total material mined and ore stacked on leach pads of 74.6 million tonnes and 20.5 million tonnes in 2015, respectively, were record amounts for the Marigold mine. More ore tonnes and gold ounces were mined in 2015 due to the increased mining rate and the continued identification of ore tonnes outside of existing Mineral Reserves. The grade of the ore delivered to the leach pads in 2015 was 0.45 g/t and the average strip ratio was 2.6 over this period, compared to 4.0 in 2014.

Mine operating costs

Cash costs, total costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include all costs of inventory, refining costs and royalties, of $727 per payable ounce of gold sold in the fourth quarter of 2015 were comparable to cash costs of $719 per payable ounce of gold sold in the third quarter of 2015. Cash costs decreased in 2015 to $692 per payable ounce of gold sold, compared to $838 per payable ounce of gold sold in the period from acquisition of the mine to December 31, 2014, due to higher production driven by an increase in the ratio of ore tonnes to total material mined combined with lower unit operating costs. Costs per tonne mined decreased in 2015 compared to 2014 as a result of improved efficiencies in our loading and hauling practices and lower fuel prices. Processing costs and general and administration unit costs were also lower in 2015 than in the comparative period principally due to higher ore tonnes. Operational excellence remains a core activity at Marigold particularly focused on maintenance processes and practices.

AISC of $895 per payable ounce of gold sold in 2015 decreased from $1,187 in 2014, primarily due to significantly lower cash costs and lower capitalized stripping. This was partially offset by higher sustaining capital including the new leach pad construction and increased exploration expenditures due to the positive results obtained at the 8 South areas.

Mine sales

A total of 62,827 ounces of gold was sold at an average price of $1,084 per ounce during the fourth quarter of 2015, an increase of 59% from the 39,525 ounces of gold sold at an average price of $1,110 per ounce during the third quarter of 2015. The increase in sales was a function of increased gold production. We achieved gold sales of 206,338 ounces for 2015, an annual record for the mine.

Exploration

There was no exploration drilling planned or completed at Marigold during the last quarter of 2015 as results from the work completed through the year were analyzed and integrated into the mine’s geological database. In 2015, we completed 36,710 meters of reverse circulation drilling in 134 drillholes in addition to approximately 2,360 meters in 37 sonic drillholes in the mineralized stockpiles. During the year, we identified two additional mineralized centers referred to as the 8D and HideOut areas, in addition to increasing Mineral Resources within the 8 South pit extension (8SX) area identified during the last quarter of 2014. As part of the project to explore for deep high grade sulphide mineralization, we completed 2,677 meters of diamond core drilling in four drillholes during the year.

During 2015, we undertook a program to re-assay historic samples ("Assay Program") with the objective of identifying low grade ore that was not included in the existing Mineral Reserves. We assayed a total of 97,950 samples from within the planned production areas through 2019. The results of the Assay Program during 2015 have added 250,000 gold ounces to Indicated Mineral Resources which are included in our 2015 Mineral

Reserves and Mineral Resources statement. We anticipate re-assaying a further 90,000 samples in 2016 which cover the remainder of the current mine life. The Assay Program has allowed better spatial definition of the lower grade portions of the ore body to address the positive mine reconciliations that were experienced in 2015. Within the deposit areas completed, the Assay Program has resulted in an increase in ore tonnes of between 24% and 33% and an increase of gold ounces of approximately 13%.

On September 24, 2015, we completed the acquisition of the Valmy property from Newmont Mining Corporation ("Newmont") for $11.5 million. This 2,844 hectare land package, surrounding the Marigold mine to the east, south and west, historically produced 196,000 ounces of gold in the period between 2002 and 2005, as previously reported by Newmont in 2005. The addition of this property increases our total land holding at the Marigold mine by over 35% to 10,759 hectares.

Mineral Resource delineation and expansion during our 2015 exploration activities added a total of 680,000 gold ounces to our 2015 Mineral Resources estimate for Marigold despite a lower gold price assumption. This increase included the addition of: 80,000 gold ounces to Indicated Mineral Resources at the Basalt pit that were previously deemed inaccessible due to proximity to the Valmy property boundary; 350,000 gold ounces to Indicated Mineral Resources from the HideOut and 8 South areas; and 250,000 gold ounces to Indicated Mineral Resources from the results of the Assay Program.

We also completed a review of the drillhole information received from Newmont for the Valmy property and identified Inferred Mineral Resources of 300,000 gold ounces, which are included in our 2015 Mineral Reserves and Mineral Resources statement. In 2016, we plan to conduct exploration drilling on the Valmy property subject to obtaining the requisite permits and other approvals.

Pirquitas Mine, Argentina

	Three months ended				Total
Operating data	Dec 31, 2015	Sept 30, 2015	Jun 30, 2015	Mar31, 2015	2015	2014
Total material mined (kt)	2,712	2,746	3,087	3,355	11,900	16,391
Waste removed (kt)	1,966	2,219	2,320	2,585	9,090	14,389
Strip ratio	2.6	4.2	3.0	3.4	3.2	7.2
Silver mined grade (g/t)	187	188	172	184	183	159
Zinc mined grade (%)	0.23	0.33	0.69	0.73	0.51	1.52
Mining costs ($/t mined)	3.78	3.94	3.39	2.90	3.47	2.94
Ore milled (kt)	421	410	347	379	1,557	1,587
Silver mill feed grade (g/t)	237	238	262	267	250	221
Zinc mill feed grade (%)	0.35	0.57	0.69	0.89	0.62	1.79
Processing cost ($/t milled)	20.60	21.53	22.69	21.46	21.52	21.73
Silver recovery (%)	80.8	82.0	83.7	83.7	82.6	77.3
Zinc recovery (%) (1)	27.0	40.1	50.9	51.4	45.0	47.9
General and admin costs ($/t milled)	8.09	8.13	10.62	8.39	8.74	7.49

Silver produced ('000 oz)	2,588	2,576	2,443	2,732	10,339	8,733
Zinc Produced ('000 lb) (1)	865	2,076	2,674	3,837	9,452	30,010
Silver sold ('000 oz)	1,943	2,819	2,623	2,909	10,294	8,145
Zinc Sold ('000 lb) (1)	1,428	2,352	4,936	2,769	11,485	32,341

Realized silver price ($/oz) (2)	15.00	14.97	16.72	16.67	15.92	19.15

Cash costs ($/oz) (2)	10.96	11.02	9.45	11.25	10.68	12.08
AISC ($/oz) (2)	12.78	12.68	11.78	12.56	12.44	16.01

Financial Data ($000s)
Revenue	22,656	33,355	37,860	44,155	138,026	141,193
(Loss) income from mine operations(3)	(28,387)	(14,684)	924	3,448	(38,699)	(2,636)
Capital investments	2,305	2,500	2,962	1,552	9,319	10,123
Capitalized deferred stripping	—	—	—	—	—	13,171
Exploration expenditures	234	1,124	1,912	1,283	4,553	2,722

(1)	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)
We report the non-GAAP financial measures of cash costs per payable ounce of silver sold, realized silver prices and AISC to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please see “Non-GAAP Financial Measures” in section 13 of our MD&A.

(3)
(Loss) income from mine operations for the quarters ended December 31, 2015, September 30, 2015 and the annual periods ended December 31, 2015, and December 31, 2014, include $24.6 million, $7.7 million, $32.3 million and $11.3 million, respectively, of non-cash adjustments to stockpile and warehouse inventory at the Pirquitas mine to its net realizable value ("NRV") and severance provision.

Mine production

The Pirquitas mine produced 2.6 million ounces of silver during the fourth quarter of 2015, the same amount as in the third quarter of 2015, higher volumes of ore milled offsetting marginally lower recoveries. Mill feed in the fourth quarter was solely from ore mined from the open pit in the period while third quarter silver production benefited from higher grade stockpiled material. In the fourth quarter of 2015, zinc production declined as planned to 0.9 million pounds of zinc in zinc concentrate.

Ore was milled at an average rate of 4,579 tonnes per day in the fourth quarter of 2015. The average silver grade of ore milled was 237 g/t, comparable to the 238 g/t reported in the third quarter. The average recovery rate for silver in the fourth quarter decreased marginally to 80.8% from 82.0% in the previous quarter. Zinc recovery to zinc concentrate was 27%, representing a 33% decrease over the previous quarter due to the planned decrease in zinc head grade. The zinc circuit was in operation for only 35 days in the fourth quarter of 2015 .

In 2015, the Pirquitas mine produced a record 10.3 million ounces of silver, higher than the 8.7 million ounces produced in 2014 and nearing the upper end of our increased annual production guidance range. During the year, silver mined grade of 183 g/t and silver mill feed grade of 250 g/t increased 15% and 13%, respectively, compared to the silver grades realized in 2014. The mine achieved higher sustained silver recovery of 82.6%, compared to 77.3% in 2014, as we accessed higher quality sulphide ore and process control improvements positively impacted plant operating performance.

In 2015, Pirquitas also produced 9.5 million pounds of zinc in zinc concentrate, below the 30.0 million pounds of zinc in 2014, in line with the mine plan and the significantly lower zinc feed grade of 0.62% compared to 1.79% in 2014.

Mine operating costs

Cash costs, total costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include cost of inventory, treatment and refining costs, and by-product credits, were $10.96 per payable ounce of silver sold in the fourth quarter of 2015 comparable to $11.02 per payable ounce of silver sold in the third quarter of 2015.

Cash costs per payable ounce of silver sold in 2015 decreased to $10.68 from $12.08 in 2014 as stronger production more than offset significantly lower zinc by-product credits. By-product credits were lower in 2015 compared to 2014 due to expected lower zinc production resulting from lower zinc grades in ore zones mined and lower zinc prices.

AISC of $12.44 per payable ounce of silver sold were lower in 2015 than the $16.01 per payable ounce of silver sold in 2014 due to lower cash costs and lower deferred stripping capital, partially offset by increased exploration related to underground drilling during 2015.

Mine sales

Silver sales totaled 1.9 million ounces in the fourth quarter of 2015, a 31% decrease from the third quarter of 2015, and lower than production in the fourth quarter of 2014, as two shipments planned for December 2015, left the port in early January 2016.

We sold 10.3 million ounces of silver in 2015, a 27% increase compared to the 8.1 million ounces sold in 2014. We also sold 11.5 million pounds of zinc in 2015, significantly lower than the 32.3 million pounds sold in 2014, due to the reduction in zinc production and consistent with the mine plan.

Exploration

As reported in our news release dated September 21, 2015, we completed underground drilling programs beneath the San Miguel open pit at the Pirquitas mine. High grade silver mineralization was intersected on three veins explored, known as Chocaya, Oploca North and Oploca South veins. The underground drill program at the Pirquitas mine targeted the expansion and upgrade of Mineral Resources underlying the San Miguel open pit.

Mineral Reserves declined at Pirquitas in 2015 due to depletion and a lower metal price assumption of $16.00 per ounce of silver, a decrease from $19.00 per ounce of silver in 2014.

Chinchillas project, Argentina

On September 30, 2015, we signed an agreement (the "Agreement") with Golden Arrow Resources Corporation ("Golden Arrow") to explore and evaluate the Chinchillas silver-lead-zinc project, which is situated approximately 30 kilometers from the Pirquitas mine. For details of the Agreement please see our MD&A.

By the end of 2015, Golden Arrow completed 10,390 meters of diamond drilling in 80 core holes and initial geotechnical, hydrological and metallurgical studies. Golden Arrow has also commenced environmental baseline studies and community engagement programs. In total we spent approximately $3.5 million. By the end of 2016, we expect to be in a position to decide whether to exercise our option to develop the Chinchillas project.

Export duties

We entered into a fiscal stability agreement with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and the Federal Government has asserted that the Pirquitas mine is subject to this duty. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court (Jujuy) in Argentina. Please see our MD&A for additional details.

On February 12, 2016, the Federal Government of Argentina announced the removal of export duties on mineral concentrates. From that date we are no longer recording an accrual in cost of sales for export duties on silver concentrates sold or incurring export duties on zinc concentrates sold from our Pirquitas mine. We are assessing the implications of this announcement on our financial reporting position related to the historical liability recorded. Changes in our assessment of this matter could result in material adjustments to our consolidated statement of loss.

Outlook

This section of the news release provides management's production and cost estimates for 2016. Major capital, exploration and development expenditures are also discussed. See "Cautionary Note Regarding Forward-Looking Statements."
For the full year 2016, we expect:

Operating Guidance		Marigold mine	Pirquitas mine
Gold Production	oz	200,000 - 210,000	—
Silver Production	Moz	—	8.0 - 10.0
Zinc Production (1)	Mlb	—	0.0 - 5.0
Cash cost per payable ounce sold (2)	$/oz	690 - 740	10.50 - 12.50
Capital Expenditures	$M	32	5
Capitalized Stripping Costs	$M	30	—

(1)
When processing low zinc grade material, the optimum financial result may be to curtail the zinc circuit to maximize payable silver recovery. This is a plant optimization decision that is made on an ongoing basis, leading to a wide range of zinc production guidance.

(2)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine and the Pirquitas mine. See “Cautionary Note Regarding Non-GAAP Measures”.

Marigold production and capital guidance has been revised upward from that announced January 14, 2016. Upon review of operating performance through 2015, we have determined that, with improvements in loading equipment performance, haul truck capacity was limiting total material mined. As a result, Marigold is purchasing three used 300 tonne haul trucks, one of which replaces a rental unit, taking the haul truck fleet to 21-300 tonne haul trucks. The units are expected to be in production in the second half of 2016 whereby average material mining capacities are expected to increase from approximately 200,000 tonnes per day to 220,000 tonnes per day.

Marigold production is expected to stay strong in 2016 with quarterly and annual variations driven by Mackay pit phase sequencing. Capital expenditures include approximately $7 million for used haul trucks, $6 million for additional leaching capacity as construction has been accelerated due to the increased ore tonnes mined, $16 million for maintenance and capitalized spares for mining equipment, and $3 million for permitting. As expected, 2016 is projected to be a year of higher capitalized stripping as the next phase of the Mackay pit commences.

At the Pirquitas mine, annual silver production is expected to decline relative to 2015 due to the anticipated completion of the Phase 2 pit during the fourth quarter and the associated cessation of San Miguel open pit mining activities. We are conducting engineering and economic studies to determine the viability of the limited deepening of the Phase 2 pit. Lower grade stockpile processing is expected to commence upon cessation of open pit mining activities and the duration will be dependent on metal prices in late 2016. Mine life extension remains a priority for Pirquitas as demonstrated by 2016 planned expenditures at the Chinchillas project and the on-going evaluation of underground mining options at the Pirquitas mine.

Exploration and development expenditures are forecast at $15 million for 2016. Planned expenditures related to the Pirquitas mine include $7.5 million at the Chinchillas project on pre-development activities, including exploration, mine planning, metallurgical studies, permitting and engineering studies. Expenditures at Marigold are forecast at $4 million to continue Mineral Resource discovery and conversion at the 8 South area, complete the Assay Program over the Mackay pit for the remainder of the pit mine life and commence exploration on the Valmy property acquired in 2015. Approximately $1.5 million is planned for greenfields U.S. exploration activities. The remainder of the expenditures are attributable to property holdings being maintained in good standing with limited programs expected within our exploration and development portfolio.

Consolidated Financial Summary

Selected Financial Data (1)
	Three Months Ended December 31		Year Ended December 31
	2015	2014	2015	2014
Revenue	90,592	122,830	375,322	300,122
(Loss) income from mine operations (2)	(20,485)	12,996	18,840	36,200
Operating loss (2)	(46,819)	(41,317)	(71,063)	(52,497)
Net loss for the period	(66,722)	(86,222)	(124,302)	(126,393)
Basic loss per share	(0.83)	(1.07)	(1.54)	(1.57)
Adjusted (loss) income before tax (3)	(8,266)	4,164	2,123	(16,500)
Adjusted net loss (3)	(7,232)	(3,068)	(8,198)	(22,385)
Adjusted basic loss per share	(0.09)	(0.04)	(0.10)	(0.28)
Cash generated by operating activities	20,549	62,866	74,109	68,833
Cash used in investing activities	(10,576)	(17,930)	(44,342)	(298,700)
Cash generated by financing activities	1,893	5,922	244	5,922

Financial Position	December 31, 2015		December 31, 2014
Cash and cash equivalents	211,862		184,643
Current assets - total	476,734		491,818
Current liabilities - total	135,851		122,870
Working capital	340,883		368,948
Total assets	871,677		986,249

(1)
All values are presented in thousands of US dollars, except per share values. This summary of selected financial data should be read in conjunction with our MD&A and our audited consolidated financial statements for the years ended December 31, 2015 and December 31, 2014.

(2)
The quarters ended December 31, 2015 and 2014 and the years ended December 31, 2015 and 2014, include non-cash provisions to (loss) income from mine operations of $24.6 million, $11.3 million, $32.3 million and $11.3 million, respectively, and additional impairment charges to operating loss of $13.9 million, $40.3 million, $48.4 million, and $40.3 million, respectively.

(3)	We report non-GAAP measures including adjusted income before- and after-tax, to manage and evaluate our operating performance. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Annual financial summary

In 2015, we recognized revenues of $375.3 million, compared to $300.1 million in 2014, as we recognized a full year of revenue from the Marigold mine and Marigold production was at a significantly higher annualized rate compared to 2014 due principally to an increase in the ratio of ore tonnes to tonnes mined. Ounces sold from the Marigold mine and the Pirquitas mine increased by 60% and 26%, respectively, in 2015 compared to 2014. These increases were partially offset by lower realized prices of gold and silver by 7% and 17%, respectively.

Cost of sales per unit were lower at both mines in 2015 than in 2014 due, principally, to higher production levels at both mines. This improvement in underlying cost performance was offset by higher non-cash adjustments to of the stockpile and warehouse inventories of $27.6 million in 2015 compared to the $11.3 million recognized in 2014 at the Pirquitas mine to its net realizable value ("NRV"). In 2015, the loss from mine operations was also impacted by a $4.7 million severance provision related to the Pirquitas mine.

In addition to the above, operating loss and net loss in both years were impacted by non-cash impairments at the Pirquitas mine of $48.4 million in 2015 and $40.3 million in 2014.
Net loss in 2014 was positively impacted by the gain on the sale of the Challacollo project of $15.9 million, partially offset by business acquisition costs of $5.4 million related to the Marigold mine. There were no such transactions in 2015.

Adjusted income before tax was $2.1 million in 2015 compared to a loss of $16.5 million in 2014 as cost of sales improvements at our mines more than offset the decline in metal prices.

In 2015, cash generated from operating activities of $74.1 million was higher than 2014 due to higher sales from Marigold and lower cash costs at both operations. In 2015, cash used in investing activities declined compared to 2014 due to lower deferred stripping capital, which was partially offset by higher investments in plant and equipment. In 2014, cash used in investing activities was significantly impacted by our $275 million cash purchase of Marigold.

Quarterly financial summary

The decrease in quarterly revenue was due to the lower realized prices of gold and silver and lower volumes of gold, silver and zinc sold in the fourth quarter of 2015 compared to the fourth quarter of 2014. The realized prices of gold and silver were 10% and 13% lower, respectively, than in the fourth quarter of 2014, and volumes of gold and silver sold decreased by 9% and 30%, respectively. Silver sales were lower than production in the fourth quarter as two shipments, planned for December 2015, left the port in early January 2016.

Loss (income) from mine operations in the fourth quarter of 2015 and 2014 was impacted by non-cash write-downs of stockpile inventory at the Pirquitas mine to its NRV by $7.7 million and $11.3 million, respectively. In the fourth quarter of 2015, loss (income) from mine operations also includes a $12.2 million of non-cash provision against warehouse inventory and a $4.7 million severance provision related to the Pirquitas mine.

The operating loss and net loss in the fourth quarters of 2015 and 2014, in addition to the above, were impacted by non-cash impairments of plant and equipment at the Pirquitas mine of $13.9 million and $40.3 million, respectively.

The lower prices of gold and silver have a direct impact on cash generated from operating activities, which was lower in the fourth quarter of 2015 than in the same period of 2014. Volumes of gold and silver sold were also lower in the fourth quarter of 2015 than in the comparative period. In the fourth quarter of 2014, cash collections of value added tax in Argentina were higher and changes in working capital had a more positive impact than in the fourth quarter of 2015. Cash used in investing activities was lower in the fourth quarter of 2015 than in the fourth quarter of 2014 due to lower deferred stripping in the current period, which was partially offset by lower investments in plant and equipment in the comparative period.

Mineral Reserves and Mineral Resources

At December 31, 2015, total Proven and Probable gold Mineral Reserves were 2.46 million ounces and total Proven and Probable silver Mineral Reserves were 31.5 million ounces. Mineral Reserves estimates for the Marigold and Pirquitas mines have been determined based on prices of $1,100 per ounce of gold and $16.00 per ounce of silver. These price levels are a decrease from prices of $1,200 per ounce of gold and $19.00 per ounce of silver used to determine our Mineral Reserves estimate for the Marigold and Pirquitas mines as at December 31, 2014 reflecting market conditions and our focus on margin.

At Marigold, Mineral Resources increased by 10% as a result of our exploration success, while Mineral Reserves declined by only 6% utilizing more conservative price assumptions. Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) at Marigold increased to 4.58 million gold ounces and include 350,000 gold ounces from the HideOut and 8 South areas, 80,000 gold ounces from the Basalt pit and 250,000 gold ounces from the partially completed Assay Program. Additionally, 300,000 gold ounces were added to Inferred Mineral Resources as a result of acquiring the Valmy property. Mineral Reserves at Marigold total 2.17 million gold ounces.

At Pirquitas, Mineral Reserves declined to 24.2 million silver ounces principally due to mining depletion and silver price reduction.  Exploration activities are focused on Mineral Resource delineation at Golden Arrow’s Chinchillas deposit which has the potential to provide additional feed material to the Pirquitas mill.

Our total Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) were 5.52 million gold ounces and 756.6 million silver ounces at December 31, 2015. Mineral Resources estimates have been determined based on prices of $1,400 per ounce of gold and $22.50 per ounce of silver. Measured and Indicated Mineral Resources at the Pitarrilla project were reduced to 526.1 million silver ounces primarily due to the lower metal price assumption and using additional pit constraints. At December 31, 2015, Inferred Mineral Resources totaled 0.55 million gold ounces and 44.9 million silver ounces.

Details on Mineral Reserves and Mineral Resources by project including tonnes, grades, ounces and notes, are presented in the table below.

Mineral Reserves and Resources

(As of December 31, 2015)

	Location	Tonnes	Silver	Gold	Lead	Zinc	Copper	Silver	Gold
		millions	g/t	g/t	%	%	%	million oz	million oz

MINERAL RESERVES:

Proven Mineral Reserves
San Luis	Peru	0.06	604.5	28.3				1.1	0.05
Total								1.1	0.05

Probable Mineral Reserves
Marigold	U.S.	140.30		0.45					2.04
Marigold Leach Pad Inventory	U.S.								0.13
Pirquitas	Argentina	2.99	171.9			0.25		16.5
Pirquitas Stockpiles	Argentina	2.21	109.1			0.71		7.7
San Luis	Peru	0.45	426.2	16.70					0.24
Total								30.4	2.41

Proven and Probable Mineral Reserves
Marigold	U.S.	140.30		0.45					2.04
Marigold Leach Pad Inventory	U.S.								0.13
Pirquitas	Argentina	2.99	171.9			0.25		16.5
Pirquitas Stockpiles	Argentina	2.21	109.1			0.71		7.7
San Luis	Peru	0.51	447.2	18.06				7.2	0.29
Total Proven and Probable								31.5	2.46

MINERAL RESOURCES:

Measured Mineral Resource (inclusive of Proven Mineral Reserves)
Pitarrilla	Mexico	10.13	91.7					29.8
San Luis	Peru	0.06	757.6	34.30				1.3	0.06
Total								31.2	0.06

Indicated Mineral Resources (inclusive of Probable Mineral Reserves)
Marigold	U.S.	301.70		0.46					4.45
Marigold Leach Pad Inventory	U.S.								0.13
Pirquitas	Argentina	13.67	122.4			1.01		53.8
Pirquitas UG	Argentina	2.34	241.1			4.11		18.2
Pirquitas Stockpiles	Argentina	2.32	107.3			0.73		8.0
Pitarrilla	Mexico	149.82	97.1		0.31	0.83		467.5
Pitarrilla UG	Mexico	5.16	173.5		0.50	1.19		28.8
San Luis	Peru	0.43	555.0	20.80				7.7	0.29
Diablillos	Argentina	20.41	109.4	0.90				71.8	0.59
Berenguela	Peru	18.67	116.2				0.96	69.8
Total								725.4	5.46

	Location	Tonnes	Silver	Gold	Lead	Zinc	Copper	Silver	Gold
		millions	g/t	g/t	%	%	%	million oz	million oz

Measured and Indicated Mineral Resources (inclusive of Reserves)
Marigold	U.S.	301.70		0.46					4.45
Marigold Leach Pad Inventory	U.S.								0.13
Pirquitas	Argentina	13.67	122.4			1.01		53.8
Pirquitas UG	Argentina	2.34	241.1			4.11		18.2
Pirquitas Stockpiles	Argentina	2.32	107.3			0.73		8.0
Pitarrilla	Mexico	159.95	96.7		0.33	0.86		497.3
Pitarrilla UG	Mexico	5.16	173.5		0.50	1.19		28.8
San Luis	Peru	0.48	578.1	22.40				9.0	0.35
Diablillos	Argentina	20.41	109.4	0.90				71.8	0.59
Berenguela	Peru	18.67	116.2				0.96	69.8
Total Measured and Indicated								756.6	5.52

Inferred Mineral Resources
Marigold	U.S.	38.80		0.44					0.55
Pirquitas	Argentina	0.79	87.3			1.88		2.2
Pirquitas UG	Argentina	0.94	202.0			6.97		6.1
Pitarrilla	Mexico	9.04	76.6		0.16	0.54		22.2
Pitarrilla UG	Mexico	1.31	139.0		0.85	1.21		5.9
San Luis	Peru	0.02	270.1	5.60				0.2
Diablillos	Argentina	0.004	132.9	0.07				0.0	0.0
Berenguela	Peru	2.27	113.6				0.82	8.3
Total Inferred								44.9	0.55

Notes to Mineral Reserves and Mineral Resources Table:
All estimates set forth in the Mineral Reserves and Mineral Resources table have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). The estimates of Mineral Reserves and Mineral Resources for each property other than the Marigold mine have been reviewed and approved by Bruce Butcher, P.Eng., our Director, Mine Planning, F. Carl Edmunds, P.Geo., our Chief Geologist, and Trevor J. Yeomans, ACSM, P.Eng., our Director, Metallurgy, each of whom is a Qualified Person.
Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.
Mineral Resources and Mineral Reserves figures have some rounding applied, and thus totals may not sum exactly. All ounces reported herein represent troy ounces, and "g/t" represents grams per tonne. All $ references are in U.S. dollars.
Metal prices utilized for Mineral Reserves estimates are $1,100 per ounce of gold, $16.00 per ounce of silver and $2,094 per tonne of zinc, except as noted below for the San Luis project. Metal prices utilized for Mineral Resources estimates are $1,400 per ounce of gold, $22.50 per ounce of silver, $2,425 per tonne of zinc and $3.00 per pound of copper, except as noted below for the San Luis project.
All technical reports for the properties are available under our profile on the SEDAR website at www.sedar.com or on our website at www.silverstandard.com.

Marigold

▪
Mineral Reserves and Mineral Resources estimates are reported below the as-mined surface as at December 31, 2015. Except for updates to cost parameters and metal price assumptions, all other key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources are set out in the Marigold Technical Report.

▪
Mineral Reserves estimate was prepared under the supervision of Thomas Rice, SME Registered Member, a Qualified Person and our Technical Services Manager at the Marigold mine, and is reported at a cut-off grade of 0.065 g/t payable gold.

▪
Mineral Resources estimate was prepared under the supervision of James N. Carver, SME Registered Member, and our Chief Geologist at the Marigold mine, and Karthik Rathnam, MAusIMM (CP), and our Senior Resource Geologist at the Marigold mine, each of whom is a Qualified Person. Mineral Resources estimate is reported based on an optimized pit shell at a cut-off grade of 0.065 g/t payable gold and includes an estimate of Mineral Resources for the Valmy property and mineralized stockpiles. Mineral Resources estimate for the Valmy property is reported based on historical data (including collar, survey, lithology and assay data) provided by Newmont Mining Corporation upon our acquisition of the property on September 24, 2015, using ordinary kriging with appropriate estimation parameters. Such data has been verified by James N. Carver and Karthik Rathnam by conducting detailed verification checks, including QA/QC of location, geological, density and assay data. Mineral Resources for mineralized stockpiles were estimated using Inverse Distance cubed.

Pirquitas

▪
Mineral Reserves and Mineral Resources estimates are reported below the as-mined surface as at December 31, 2015. Except for the optimized pit constraints and updates in metal price assumptions, cut-off grade used for the Mineral Reserves estimate and value estimation methodology used in the Mineral Resources block model, all other key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources are set out in the Pirquitas Technical Report.

▪	Mineral Reserves estimate is reported at a cut-off grade of $20.67 per tonne net smelter return (“NSR”).

▪
Mineral Resources estimate for the open pit is reported at a cut-off grade of $22.17 per tonne NSR, constrained within an open pit resource shell. Underground Mineral Resources (Pirquitas UG) are reported below the open pit resource pit shell; Mineral Resources for the Mining Area (which includes San Miguel, Chocaya, Oploca and Potosí zones) are reported at a cut-off grade of $85.00 per tonne NSR; and Mineral Resources for the Cortaderas Area are reported at a cut-off grade of $75.00 per tonne NSR.

▪
Mineral Reserves and Mineral Resources in surface stockpiles are reported at a cut-off grade of $21.61 per tonne NSR and were determined based on grade, rehandling costs and recovery estimates from metallurgical testing.

San Luis

▪	Mineral Reserves estimate is reported at a cut-off grade of 6.9 g/t gold equivalent, using a gold price of $800 per ounce and a silver price of $12.50 per ounce.

▪	Mineral Resources estimate is reported at a cut-off grade of 6.0 g/t gold equivalent, using a gold price of $600 per ounce and a silver price of $9.25 per ounce.

Pitarrilla

▪
Mineral Resources estimate for the open pit is reported at a cut-off grade of $16.38 per tonne NSR for direct leach ore, using an average recovery of 56% silver, and $16.40 per tonne NSR for flotation/leach ore, using average recoveries of 75% silver, 73% lead and 75% zinc, constrained within an open pit resource shell.

▪
Underground Mineral Resources (Pitarrilla UG) are reported below the constrained open pit resource pit shell above a cut-off grade of $80.00 per tonne NSR, using grade shells that have been trimmed to exclude distal and lone blocks that would not support development costs.

Diablillos

•	Mineral Resources estimate is reported at a cut-off grade of $30.16 per tonne NSR, using average recoveries of 87% gold and 78% silver, constrained within an open pit resource shell.

Berenguela

•	Mineral Resources estimate is reported at a cut-off grade of $45.70 per tonne NSR, constrained within an open pit resource shell.

Qualified Persons
Except as otherwise set out herein, the scientific and technical information contained in this news release relating to the Pirquitas mine has been reviewed and approved by Bruce Butcher, P.Eng. and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Chief Geologist. The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member and a Qualified Person under NI 43-101. Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our audited consolidated financial statements and the MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.silverstandard.com.

▪	Conference call and webcast: Friday, February 26, 2016, at 11:00 a.m. EST.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	ir.silverstandard.com

▪	The conference call will be archived and available at ir.silverstandard.com.
Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 00192
All other callers:	+1 (412) 317-0088, replay code 00192

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with two wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S. and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of silver, gold and other metals; future costs of inventory, and cash costs and total costs per payable ounce of silver, gold and other metals sold; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash costs and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our plans and expectations for our properties and operations; and the potential benefits to be derived from entering into a joint venture with Golden Arrow; the likelihood of exercising our option and the completion of the transaction; the outcome of our evaluation of the Chinchillas project; estimated pre-development expenditures; timing of Chinchillas providing a supply feed to the Pirquitas mill; payments to be made to Golden Arrow.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the value added tax collection process in Argentina; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; our ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; our ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from some of our directors’ and officers’ involvement with other natural resource companies; information systems security risks; certain terms of our convertible notes; our senior secured revolving credit facility; our announced acquisition of the Valmy property; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities, which is available at www.sedar.com, and included in our most recent Annual Report on Form 40-F filed with the SEC and available on the EDGAR section of the SEC website at www.sec.gov. These documents are also available on our website at www.silverstandard.com.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs, total costs and AISC per payable ounce of precious metals sold, realized metal prices, adjusted income (loss) before tax, adjusted income tax (expense), adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.